

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Christopher A. Lien
Chief Executive Officer and Chairman of the Board
Marin Software Incorporated
123 Mission Street, 27th Floor
San Francisco, CA 94105

      Re: Marin Software Incorporated
           Registration Statement on Form S-3
           Filed August 3, 2021
           File No. 333-258390

Dear Mr. Lien:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Kat Duncan